September 7, 2005

By Facsimile and U.S. Mail

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601

	Re:	Inland Land Appreciation Fund, L.P.
		Inland Land Appreciation Fund II, L.P.
		Schedule 14D-9s
		Filed September 6, 2005

Dear Mr. Choate:

	We have the following comments on the above-referenced filing:
Item 4.  The Solicitation or Recommendation
1. You disclose that each partnership has entered into sale contracts for partnership properties and you expect to make distribution to limited partners in connection with these sales. Are you aware of the estimated amount to be distributed to limited partners? If so, it appears you should revise to provide this information.

Item 8.  Additional Information
2. You state that certain information in these Schedules
"constitute
`forward-looking statements` within the meaning of the Federal Private Securities Litigation Reform Act of 1995." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise the Schedules to clarify.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Michael J. Choate, Esq.
September 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE